April 28, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Kansas City Life Variable Life Separate Account -- File No. 333-49000

Commissioners:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account (the “Account”), we have attached for filing Post-Effective Amendment No. 10 to the Account’s Registration Statement on Form N-6 (the “Amendment”) for certain individual flexible premium variable life insurance contracts.  The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, to include current financial statements as well as to update certain other information.

Requests from the Account and Sunset Financial Services, Inc. that the effective date of the Registration Statement be accelerated to May 1, 2009 or as soon as reasonably practicable thereafter also are enclosed.

If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Pamela Ellis at (202) 383-0566.

                                          Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner
Enclosures
cc:           Michelle Roberts, Esq.
Marc Bensing
Pamela Ellis, Esq.